```
                        UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                        FORM 13F

                    FORM 13F COVER PAGE
```

Report for the Calendar Year or Quarter Ended: DECEMBER 31, 2005
Check here if Amendment [ ]; Amendment Number: _____
This Amendment (Check only one.): [ ] is a restatement.
                                   [ ] adds new holding entries.

Institutional Investment Manager Filing this Report:

Name: SHAY ASSETS MANAGEMENT, INC.

Address: 230 WEST MONROE STREET

         SUITE 2810

         CHICAGO, IL 60606

13F File Number: 28-7232

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: RODGER D. SHAY, JR.

Title: PRESIDENT

Phone: (312) 214-6590

Signature, Place, and Date of Signing:

     /S/ RODGER D. SHAY, JR.   CHICAGO, IL   FEBRUARY 14, 2006
     -----------------------   ------------   -----------------
          [Signature]   [City, State]   [Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
reporting manager are reported in this report and a portion are reported by
other reporting manager(s).)

<PAGE>

```
                          FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:            NONE
                                        ----------
Form 13F Information Table Entry Total:          62
                                        ----------
Form 13F Information Table Value Total:      247,394
                                        ----------
                                        (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>
```

```
<TABLE>
<CAPTION>

                                 FORM 13F INFORMATION TABLE
      ITEM 1           ITEM 2        ITEM 3    ITEM 4        ITEM 5           ITEM 6    ITEM 7          ITEM 8
----------------- --------------  ---------  --------  ------------------  ---------- --------   ------------------
                                                                                                 VOTING AUTHORITY

                                              VALUE    SHRS OR   SH/  PUT/  INVESTMENT  OTHER
NAME OF ISSUER    TITLE OF CLASS    CUSIP    (x$1000)  PRN AMT   PRN  CALL  DISCRETION MANAGERS   SOLE  SHARED  NONE
----------------- --------------  ---------  --------  -------   ---  ----  ---------- --------   ----  ------  ----
<S>               <C>             <C>        <C>       <C>       <C>  <C>   <C>        <C>        <C>   <C>     <C>
ABBOTT
LABORATORIES      COMMON          002824100  4,732     120,000               SOLE                 X
ALCOA, INC.       COMMON          013817101  1,774     60,000                SOLE                 X
ALLSTATE
FINANCIAL         COMMON          020002101  1,622     30,000                SOLE                 X
ALTRIA GROUP,
INC.              COMMON          02209S103  1,494     20,000                SOLE                 X
AMERICAN
EXPRESS CO.       COMMON          025816109  4,477     87,000                SOLE                 X
AMERICAN
INT'L GROUP       COMMON          026874107  7,893     115,680               SOLE                 X
ANHEUSER-
BUSCH             COMMON          035229103  4,726     110,000               SOLE                 X
APACHE CORP.      COMMON          037411105  3,152     46,000                SOLE                 X
AT&T INC.         COMMON          00206R102  2,204     90,000                SOLE                 X
AUTOMATIC
DATA
PROCESSING        COMMON          053015103  5,048     110,000               SOLE                 X
BALL
CORPORATION       COMMON          058498106  1,946     49,000                SOLE                 X
BAXTER
INTERNATIONAL     COMMON          071813109  1,946     49,000                SOLE                 X
BERKSHIRE
HATHAWAY INC.     CLASS A         084670108  6,647     75                    SOLE                 X
CEMEX SA          ADR             151290889  2,828     47,664                SOLE                 X
CHEVRON CORP.     COMMON          166764100  5,109     90,000                SOLE                 X
CISCO SYSTEMS     COMMON          17275R102  4,794     280,000               SOLE                 X
CITIGROUP, INC.   COMMON          172967101  7,471     153,956               SOLE                 X

<PAGE>
```

```
                              FORM 13F INFORMATION TABLE
        ITEM 1           ITEM 2        ITEM 3    ITEM 4       ITEM 5         ITEM 6     ITEM 7          ITEM 8
   ----------------- -------------- --------- -------- ------------------ ---------- --------  ------------------
                                                                                              VOTING AUTHORITY

                                               VALUE   SHRS OR  SH/  PUT/ INVESTMENT OTHER
   NAME OF ISSUER    TITLE OF CLASS   CUSIP  (x$1000) PRN AMT  PRN  CALL DISCRETION MANAGERS  SOLE  SHARED  NONE
   ----------------- -------------- --------- -------- -------  ---  ---- ---------- --------  ----  ------  ----
   COCA COLA CO      COMMON         191216100   4,434  110,000             SOLE                 X
                     CLASS A
   COMCAST CORP      SPL            20030N200   2,697  105,000             SOLE                 X
   DELL INC.         COMMON         24702R101   4,798  160,000             SOLE                 X
                     SPON ADR
   DIAGEO PLC.       NEW            25243Q205      47      800             SOLE                 X
   DOW CHEMICAL
   COMPANY           COMMON         260543103   2,673   61,000             SOLE                 X
   EXELON CORP.      COMMON         30161N101   2,126   40,000             SOLE                 X
   EXXON MOBIL
   CORP.             COMMON         30231G102  11,011  196,028             SOLE                 X
   FEDEX CORP.       COMMON         31428X106   5,170   50,000             SOLE                 X
   FIRST DATA
   CORP.             COMMON         319963104   4,301  100,000             SOLE                 X
   FPL GROUP, INC.   COMMON         302571104   1,563   37,600             SOLE                 X
   GANNETT INC.      COMMON         364730101   5,306   87,600             SOLE                 X
   GENERAL
   DYNAMICS CORP.    COMMON         369550108   2,110   18,500             SOLE                 X
   GENERAL
   ELECTRIC CO.      COMMON         369604103   6,660  190,000             SOLE                 X
   HARLEY-
   DAVIDSON, INC.    COMMON         412822108   4,634   90,000             SOLE                 X
   HOME DEPOT,
   INC.              COMMON         437076102   6,072  150,000             SOLE                 X
   I B M CORP.       COMMON         459200101   3,617   44,000             SOLE                 X
   ILLINOIS TOOL
   WORKS, INC.       COMMON         452308109   5,719   65,000             SOLE                 X
   INGERSOLL-
   RAND CO.          CLASS A        G4776G101   3,270   81,000             SOLE                 X

   <PAGE>
```

```
                       FORM 13F INFORMATION TABLE
      ITEM 1          ITEM 2       ITEM 3   ITEM 4       ITEM 5        ITEM 6     ITEM 7          ITEM 8
----------------- -------------- --------- -------- ------------------ ---------- --------  ------------------
                                                                                           VOTING AUTHORITY

                                            VALUE   SHRS OR  SH/ PUT/  INVESTMENT OTHER
  NAME OF ISSUER   TITLE OF CLASS   CUSIP  (x$1000) PRN AMT  PRN CALL  DISCRETION MANAGERS  SOLE  SHARED NONE
----------------- -------------- --------- -------- -------  --- ----  ---------- --------  ----  ------ ----
INTEL CORP.       COMMON         458140100  1,902   76,200               SOLE               X
ITT INDUSTRIES
INC               COMMON         450911102  3,187   31,000               SOLE               X
J.P. MORGAN
CHASE & CO.       COMMON         46625H100  3,810   96,000               SOLE               X
JOHNSON &
JOHNSON           COMMON         478160104  8,414  140,000               SOLE               X
KERR-MCGEE
CORP.             COMMON         492386107  1,545   17,000               SOLE               X
LEHMAN BRO
HOLDINGS INC.     COMMON         524908100  3,281   25,600               SOLE               X
MERRILL LYNCH     COMMON         590188108  5,622   83,000               SOLE               X
MICROSOFT
CORP.             COMMON         594918104  7,976  305,000               SOLE               X
MORGAN ST
DEAN WITTER       COMMON         617446448  2,270   40,000               SOLE               X
                  SPONSORED
NOKIA CORP.       ADR            654902204  2,288  125,000               SOLE               X
NORTH FORK
BANCORP           COMMON         659424105  1,726   63,084               SOLE               X
OMNICOM
GROUP             COMMON         681919106  5,533   65,000               SOLE               X
PEPSICO INC.      COMMON         713448108  6,499  110,000               SOLE               X
PFIZER, INC.      COMMON         717081103  4,664  200,000               SOLE               X
PPL CORPORATION   COMMON         69351T106  1,999   68,000               SOLE               X
PRAXAIR, INC.     COMMON         74005P104  3,490   65,900               SOLE               X
PROCTER &
GAMBLE CO.        COMMON         742718109  6,946  120,000               SOLE               X
STATE STREET
CORP.             COMMON         857477103  4,158   75,000               SOLE               X

<PAGE>
```

FORM 13F INFORMATION TABLE

ITEM 1 NAME OF ISSUER	ITEM 2 TITLE OF CLASS	ITEM 3 CUSIP	ITEM 4 VALUE (x$1000)	ITEM 5 SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	ITEM 6 INVESTMENT DISCRETION	ITEM 7 OTHER MANAGERS	ITEM 8 VOTING AUTHORITY SOLE	SHARED	NONE
SYSCO CORPORATION	COMMON	871829107	4,658	150,000			SOLE		X		
TELEFONOS DE MEXICO	SPON ADR ORD L	879403780	1,974	80,000			SOLE		X		
TJX COS., INC.	COMMON	872540109	1,162	50,000			SOLE		X		
VERIZON COMMUNICATIONS	COMMON	92343V104	2,108	70,000			SOLE		X		
WACHOVIA CORP.	COMMON	929903102	1,713	32,400			SOLE		X		
WAL MART STORES INC.	COMMON	931142103	7,020	150,000			SOLE		X		
WELLS FARGO CO.	COMMON	949746101	2,670	42,500			SOLE		X		
WEYERHAEUSER CO.	COMMON	962166104	1,552	23,400			SOLE		X		
WRIGLEY (WM.) JR. CO.	COMMON	982526105	4,321	65,000			SOLE		X		
XTO ENERGY INC.	COMMON	98385X106	2,783	63,333			SOLE		X		
TOTAL			247,394								

</TABLE>